SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Pointer Telocation Files for Dual Listing on Tel-Aviv Stock Exchange

Givatayim, Israel - November 27th, 2006. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, has filed an application for the dual listing of its shares on the TASE. Assuming the Company’s share price is maintained at approximately its current level while the application is being processed, it will fulfill the necessary criteria for a dual listing in Tel-Aviv.

The Company is also currently considering applying for listing on Nasdaq’s Global Market during 2007.

Yossi Ben Shalom, the Company’s Chairman said: “Pointer Telocation sees the dual listing as an important step toward greater liquidity and less volatility in its shares. This view is based upon the experience of an increasing number of Israeli companies that are dually listed on Nasdaq and in Tel Aviv. The resulting increase in trading hours as well as the exposure to greater numbers of investors have been shown to achieve these important goals for the benefit of investors. Given that most of our activities are in Israel and Shagrir, our road-side assistance, towing and stolen vehicle retrieval services subsidiary, is a house-hold name in Israel, our investor visibility is already high. By listing on the TASE, we expect to leverage this visibility and maximize the opportunities for Israeli investors to purchase our stock.”

About Pointer Telocation:
Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel: 972-3-572 3111	Tel: 972-3-611 4466
E-mail: ronens@pointer.com	E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: November 27, 2006